VIA EDGAR

March 16, 2023

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy and Transportation

100 F. Street, N.E.

Washington, D.C. 20549-3561

Re:	Westlake Chemical Partners LP

Registration Statement on Form S-3

File No. 333-270176

Ladies and Gentlemen:

On behalf of Westlake Chemical Partners LP, and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above-referenced Registration Statement on Form S-3 be accelerated to 4:00 P.M., Washington, D.C. time, on March 20, 2023, or as soon as practicable thereafter.

Thank you for your assistance in this matter. If you need any additional information, please contact Mariam Boxwala of Vinson & Elkins L.L.P. at (713) 758-2168.

[Signature Page Follows]

Securities and Exchange Commission

March 16, 2023

Very truly yours,

WESTLAKE CHEMICAL PARTNERS LP

By: Westlake Chemical Partners GP LLC, its general partner

By:	/s/ Albert Y. Chao
Name:	Albert Y. Chao
Title:	President, Chief Executive Officer and Director

cc:	E. Ramey Layne, Vinson & Elkins L.L.P.
Mariam Boxwala, Vinson & Elkins L.L.P.